ATTACHMENT L


                 CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES


Effective January 1, 2003, the Registrant adopted the effective interest method in amortizing bond discounts. Previously these discounts were not amortized, but were included as realized gains when the bonds were sold. This change was made to more accurately reflect interest income. The cumulative effect of the adjustment on prior years (1979 to present) is approximately $28,500 which has been recognized as additional current interest income for the period ended June 30, 2003.